A4P 3.1.2004

04001902

UF 2-26-04

...TED STATES
...D EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

PROCESSED
MAR 03 2004
THOMSON FINANCIAL

SEC FILE NUMBER
8-35642

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Planners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 North Main Street
(No. and Street)

Decatur (City) IL (State) 62523 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David P. Koshinski 217-425-6340
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pamela J. Simpson, CPA
(Name – *if individual, state last, first, middle name*)

433 West Pershing Road (Address) Decatur (City) IL (State) 62526 (Zip Code)

SEC MAIL PROCESSING
RECEIVED
FEB 25 2004
WASH. D.C. 187 SECTION

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David P. Koshinski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Planners, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Vice-President

Title

Notary Public

OFFICIAL SEAL
CATHY L. SCHAFER
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 6-8-2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRM NAME Investment Planners, Inc.

AGGREGATE INDEBTEDNESS/NET CAPITAL COMPUTATION as of December 31, 2003

PART I

TOTAL ASSETS		$ 1,467,952
LESS: TOTAL LIABILITIES (Exclusive of Subordinated Debt)		(1,033,868)
NET WORTH		$ 434,084
DEDUCTIONS FROM AND/OR CHARGES TO NET WORTH:		
Total Non-Allowable Assets	$ 182,827	
Other deductions or changes	$	
TOTAL DEDUCTIONS FROM NET WORTH		$ (182,827)
NET CAPITAL BEFORE HAIRCUTS		$ 251,257
HAIRCUTS:		
Certificates of Deposit and Commercial Paper	$	
U.S. and Canadian government obligations	$	
State and Municipal government obligations	$	
Corporate obligations	$	
Stocks and warrants	$	
Options	$	
Arbitrage	$	
Other Securities	$ 10,269	
TOTAL HAIRCUTS		$ (10,269)
NET CAPITAL		$ 240,988

PART II

MINIMUM NET CAPITAL REQUIREMENT	$ 68,925
TOTAL NET CAPITAL	$ 240,988
TOTAL AGGREGATE INDEBTEDNESS	$1,033,868
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	$ 429 %
NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$ 172,063

Verification

(Form S-2)

Investment Planners, Inc.
Decatur, Illinois

There was a material difference regarding the net capital computation at 12/31/03 between the unaudited computation in the Focus Report IIA and the net capital computation submitted with this report.

- The receivables decreased by $ 205,769
- The other receivables - allowed increased by $ 88,405
- The other receivables – non-allowed decreased by $ 4,512
- The other securities increased by $ 7,820
- The non allowed assets of fixed assets decreased by $ 111
- The prepaid expenses increased by $ 7,969
- The accounts payable decreased by $ 41,287
- The retained earnings decreased by $ 64,921
- The net capital decreased by $ 68,257

No material inadequacies were found to exist.

Investment Planners, Inc. is exempt from rule 15c3-3 as of 12/31/03 under rule 15c303k(ii). Transactions are cleared through another broker/dealer. No computation for the reserve requirement and no information relating to possession or control requirements is required.

INVESTMENT PLANNERS, INC.

Financial Statements

and
Report of Independent
Certified Public Accountants

December 31, 2003 and 2002

PAMELA J. SIMPSON, C.P.A.

433 WEST PERSHING ROAD
DECATUR, ILLINOIS 62526
(217) 872-1908

Report of Independent Certified Public Accountants

The Board of Directors
Investment Planners, Inc.

We have audited the accompanying balance sheet of Investment Planners, Inc. as of December 31, 2003 and 2002, and the related statement of earnings, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Investment Planners, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Pamela J Simpson

Certified Public Accountant

Decatur, Illinois
February 17, 2004

INVESTMENT PLANNERS, INC.

Balance Sheets

December 31, 2003 and 2002

Assets

	2003	2002
Current assets:		
Cash and cash equivalents	$ 319,505	183,731
Mutual funds	56,883	42,362
Mutual funds--designated	45,957	49,023
Commissions receivable	774,375	362,479
Receivable from representative	88,405	-
Prepaid expenses	25,017	26,729
Total current assets	1,310,142	664,324
Fixed assets:		
Leasehold improvements	80,752	80,752
Office furniture and equipment	308,711	299,544
Software	65,310	54,529
Less accumulated amortization	(48,429)	(37,530)
Less accumulated depreciation	(248,534)	(205,638)
Net fixed assets	157,810	191,657
	$ 1,467,952	855,981

Liabilities and Stockholders' Equity

	2003	2002
Current liabilities:		
Accounts payable	$ 156,272	30,654
Commissions payable	706,620	321,478
Wages and payroll tax payable	29,067	19,839
Deferred compensation payable	45,957	49,023
Income tax payable	8,301	-
Profit sharing payable	67,326	25,000
Total current liabilities	1,013,543	445,994
Deferred income tax	20,325	-
Stockholders' equity:		
Capital stock (no par value)	12,375	12,375
Paid in capital	10,125	10,125
Retained earnings	411,584	387,487
Total stockholders' equity	434,084	409,987
	$ 1,467,952	855,981

See accompanying notes to financial statements.

INVESTMENT PLANNERS, INC.

Statements of Earnings

Years Ended December 31, 2003 and 2002

	2003	2002
Revenues:		
Commissions revenue	$ 7,291,245	7,224,877
Interest and Dividends	2,811	4,132
Other Income	319,747	173,930
(Decrease) increase in market value - trading securities	14,521	(8,072)
	7,628,324	7,394,867
Expenses:		
Agent and employee compensation and benefits	6,805,501	6,639,071
Communications and data processing	33,317	30,872
Occupancy	129,701	171,112
Other expenses	588,665	554,477
Interest expense	195	150
	7,557,379	7,395,682
Income (loss) before income taxes	70,945	(815)
Provision for income taxes		
Current	26,524	554
Deferred	20,325	-
Total provision for income taxes	46,849	554
Net earnings (loss)	$ 24,096	(1,369)

See accompanying notes to financial statements.

INVESTMENT PLANNERS, INC.

Statements of Changes in Stockholders' Equity

Years Ended December 31, 2003 and 2002

	Capital Stock	Paid In Capital	Retained Earnings
Balance January 1, 2002	$ 12,375	10,125	388,857
2002 net loss	-	-	(1,369)
Balance December 31, 2002	$ 12,375	10,125	387,488
Balance January 1, 2003	$ 12,375	10,125	387,488
2003 net earnings	-	-	24,096
Balance December 31, 2003	$ 12,375	10,125	411,584

See accompanying notes to financial statements.

INVESTMENT PLANNERS, INC.

Statements of Cash Flows

Years Ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Net income (loss)	$ 24,096	(1,369)
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation and amortization	53,795	52,358
Change in market value	(14,521)	8,072
Change in operating assets and liabilities:		
Decrease (increase) in commissions receivable	(411,896)	129,682
Decrease (increase) in prepaid expenses	1,712	13,214
Decrease (increase) in other receivable	(88,405)	-
(Decrease) increase in accounts payable	125,618	(20,384)
(Decrease) increase in commissions payable	385,142	(51,329)
(Decrease) increase in payroll taxes payable	9,228	2,470
(Decrease) increase in income taxes payable	28,626	-
(Decrease) increase in deferred comp. payable	(3,066)	16,631
(Decrease) increase in profit sharing payable	42,326	(40,750)
Net cash provided by operating activities	152,655	108,595
Cash flows from investing activities:		
Redemption (Purchases) of mutual funds	3,067	(17,744)
Purchase of fixed assets	(19,948)	(82,579)
Net cash provided (used) by investing activities	(16,881)	(100,323)
Net increase (decrease) in cash and cash equivalents	135,774	8,272
Cash and cash equivalents, beginning	183,731	175,459
Cash and cash equivalents, end	$ 319,505	183,731

Supplemental Disclosures

Income taxes paid were $ 13,711 in 2003 and $ 554 in 2002.

See accompanying notes to financial statements.

Investment Planners, Inc.

Notes to Financial Statements

December 31, 2003 and 2002

Note 1 - Significant accounting policies:

Nature of operations:

The company operates as a broker and dealer of various types of investment vehicles throughout the United States. The administrative offices are located in Decatur, Illinois, with branch offices in Indiana and Kentucky. Operations in other states are conducted through commissioned representatives. Such commissioned representatives are responsible for their own offices.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of accounting:

The Company's financial statements are prepared using the accrual method. Commission income and expenses are reported on a trade date basis.

Fixed assets:

Office furniture and equipment is depreciated using the declining balance method over five to seven years. Leasehold improvements are amortized over the life of the lease, plus possible extensions, 15 years. Software is amortized over three years using straight-line amortization.

Cash and Cash equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income taxes:

Income taxes are provided for based upon net earnings as reported in the financial statements. Deferred income taxes are provided for significant differences between financial and tax reporting. Such differences are primarily financial vs tax depreciation.

Note 2 – Capital stock:

Capital stock consists of 100,000 shares authorized, 12,375 shares issued and outstanding, no par value, common stock.

Note 3 - Related party transactions:

The Company rents two vehicles from a shareholder and a corporation related to it through common ownership. Such rent payments were $ 29,076 in 2003 and $ 30,158 in 2002.

Investment Planners, Inc.

Notes to Financial Statements

December 31, 2003 and 2002

Note 4 - Deposit with Clearing Organization:

The Company is required to maintain a deposit of $10,000 with the organization that clears its customers' transactions. The $10,000 is included in cash and cash equivalents.

Note 5 – Trading Securities:

The Mutual Funds are classified as trading securities. Changes in the fair market value are reported in the statement of earnings.

Note 6 - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission net capital requirements which require minimum net capital amounts be maintained. At December 31, 2003, and 2002 the Company's minimum net capital requirement was $ 50,000. The Company was in compliance with the net capital requirement at December 31, 2003 and 2002.

Note 7 – Employee Benefit Plan:

In 1997, the company established a defined contribution plan which covers virtually all employees. The profit sharing plan expense for 2003 and 2002 was $ 107,326 and $ 25,000 respectively.

Note 8 – Prepaid Expenses:

Prepaid expenses consists of:

	2003	2002
Expenses	$ 25,017	17,058
Income tax	-	9,671
	$ 25,017	26,729

Note 9 – Deferred Compensation Plan:

In 2000, the Company established a nonqualified deferred compensation plan for certain commissioned representatives. The deferred compensation plan payable at December 31, 2003 and 2002 was $ 45,957 and $49,023. At December 31, 2003 and 2002, the Company had deposited amounts withheld as deferred compensation in a mutual fund, designated for the deferred compensation plan. Total amounts withheld and paid as deferred compensation during the years ended December 31, 2003 and 2002 were $ 9,808 and $ 24,724.

Note 10 – Concentrations of Credit Risk Arising from Cash Deposits in Excess of Insured Limits:

The Company maintains its cash balances in one financial institution located in Decatur, Illinois. The balances are insured by the Federal Deposit Insurance Corporation up to $ 100,000. At December 31, 2003 and 2002, the Company's uninsured cash balances totaled $ 122,678 and $ 0.

Note 11 – Operating Leases:

The Company leases its Decatur office space under a lease agreement, on a month-to-month basis, for $1,750 per month. The lease is classified as an operating lease.

The Company leases an airplane from a company related to it through common ownership, under terms of a lease dated March 1, 2001, for $ 2,400 per month. The lease required non-refundable payments of $ 23,042 upon execution of the lease. Lease expense for 2003 and 2002 was $ 28,800.